Exhibit 99.1

BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)
(Stock Code: 1114)
NOTIFICATION OF BOARD MEETING
The board of directors (the “Board”) of Brilliance China Automotive Holdings Limited (the “Company”) hereby announces that a meeting of the Board will be held at Suites 1602-05, Chater House, 8 Connaught Road Central, Hong Kong on Monday, 21st April, 2008 at 2:30 p.m. for the purpose of, among other things, considering and approving the audited consolidated financial results of the Company and its subsidiaries for the year ended 31st December, 2007.

By order of the Board Brilliance China Automotive Holdings Limited Wu Xiao An (also known as Ng Siu On) Chairman
Hong Kong, 9th April, 2008
As at the date of this announcement, the Board comprises five executive directors, Mr. Wu Xiao An (also known as Mr. Ng Siu On) (Chairman), Mr. Qi Yumin (Chief Executive Officer), Mr. He Guohua, Mr. Wang Shiping and Mr. Lei Xiaoyang (Chief Financial Officer); and three independent non-executive directors, Mr. Xu Bingjin, Mr. Song Jian and Mr. Jiang Bo.